UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40007

Atotech Limited

(Exact name of Registrant as specified in its charter)

Bailiwick of Jersey

(Jurisdiction of incorporation)

William Street, West Bromwich

West Midlands, B70 0BG

United Kingdom

(address of principal executive offices)

Indicate by check mark whether the registrant files, or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

PART I — FINANCIAL INFORMATION

Item	1. Unaudited Interim Condensed Consolidated Financial Statements

1.1	Unaudited Interim Consolidated Statements of Comprehensive Income/(Loss)

($ in millions), except earnings per share	Note	Six months ended Jun. 30, 2022	Three months ended Jun. 30, 2022	Six months ended Jun. 30, 2021	Three months ended Jun. 30, 2021
Revenue	(1)	716.1	358.1	729.7	376.6
Cost of sales, excluding depreciation and amortization		(360.5)	(186.4)	(352.9)	(185.9)
Depreciation and amortization	(2)	(83.1)	(40.4)	(88.4)	(43.8)
Selling, general and administrative expenses		(131.8)	(66.9)	(131.3)	(63.1)
Research and development expenses		(26.6)	(14.5)	(25.6)	(13.3)
Restructuring benefit (expenses)		0.1	(0.0)	0.5	0.6

Operating profit		114.2	49.9	132.0	71.0

Interest expense		(28.6)	(14.8)	(78.6)	(14.5)
Other income (expense), net		31.4	14.6	(60.8)	(2.2)

Income (loss) before income taxes		117.0	49.7	(7.4)	54.3

Income tax expense	(3)	(45.6)	(26.1)	(34.5)	(24.6)

Consolidated net income (loss)		71.4	23.6	(41.9)	29.7

Earnings per share
Basic earnings (loss) per share	(4)	0.37	0.12	(0.32)	0.15
Diluted earnings (loss) per share	(4)	0.36	0.12	(0.32)	0.15

($ in millions)	Note	Six months ended Jun. 30, 2022	Three months ended Jun. 30, 2022	Six months ended Jun. 30, 2021	Three months ended Jun. 30, 2021
Consolidated net income (loss)		71.4	23.6	(41.9)	29.7

Other comprehensive income (loss)
Actuarial gains and losses		32.4	16.0	10.5	(0.9)
Tax effect		(9.4)	(4.6)	(3.1)	0.3

Items not potentially reclassifiable to statement of income		23.1	11.4	7.4	(0.7)

Currency translation adjustment		(174.5)	(144.7)	(35.8)	27.2
Hedge reserve		—	—	(0.3)	(0.4)
Thereof: Income (cost) of Hedging (OCI II)		—	—	2.0	0.7

Items potentially reclassifiable to statement of income (loss), net of tax		(174.5)	(144.7)	(36.1)	26.8

Total other comprehensive income (loss), net amount		(151.5)	(133.3)	(28.8)	26.2

Comprehensive income (loss)		(80.1)	(109.7)	(70.7)	55.8

1.2	Unaudited Interim Consolidated Statements of Financial Position

($ in millions)	Note	As of Jun. 30, 2022	As of Dec. 31, 2021
Assets
Non-current assets
Property, plant and equipment		295.3	328.9
Intangible assets		1,216.9	1,343.0
Goodwill		741.6	786.9
Right-of-use assets		72.9	83.4
Other financial assets	(10)	29.0	8.9
Other non-financial assets		2.1	3.5

Total non-current assets		2,357.8	2,554.7

Current assets
Inventories		213.6	185.8
Trade receivables	(10)	263.8	290.4
Other financial assets	(5), (10)	14.6	18.9
Other non-financial assets	(5)	33.9	24.4
Tax assets		26.4	51.2
Cash and cash equivalents	(10)	354.9	371.6

Total current assets		907.3	942.3

Total assets		3,265.1	3,496.9

Liabilities & shareholders’ equity
Shareholders’ equity
Common shares and preferred shares	(6)	19.5	19.5
Paid-in surplus and retained earnings	(6)	900.8	819.5
Currency translation adjustment and other reserves	(6)	(94.2)	57.3

Total shareholders’ equity		826.2	896.3

Non-current liabilities
Borrowings	(8), (10)	1,516.8	1,540.9
Deferred tax liabilities		291.3	306.1
Employee benefits		100.2	143.4
Provisions		7.1	9.3
Lease liabilities	(10)	45.1	52.1
Other financial liabilities		0.0	0.1

Total non-current liabilities		1,960.5	2,052.0

Current liabilities
Borrowings	(8), (10)	10.7	10.7
Trade payables	(10)	243.9	259.2
Tax liabilities		65.8	93.0
Lease liabilities	(10)	9.9	12.1
Other financial liabilities	(9), (10)	25.7	11.5
Other non-financial liabilities	(9)	108.0	146.2
Provisions		14.2	16.1

Total current liabilities		478.4	548.7

Total liabilities & shareholders’ equity		3,265.1	3,496.9

1.3	Unaudited Interim Consolidated Statements of Cash Flows

($ in millions)	Six months ended Jun. 30, 2022	Six months ended Jun. 30, 2021
Operating activities
Consolidated net income (loss)	71.4	(41.9)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	83.1	88.4
Income taxes and changes in non-current provisions	42.3	31.0
(Gains)/losses on disposals of assets	(0.1)	0.5
Net (gain)/loss on financial instruments at fair value	0.5	62.6
Accrued financial interest costs	26.3	44.9
Amortization of deferred financing cost, including original issuance discounts	1.5	33.7
Interest paid	(25.5)	(43.1)
Taxes paid	(53.9)	(64.6)
Other	(30.5)	(5.7)
(Increase)/decrease in inventories	(44.1)	(30.0)
(Increase)/decrease in trade receivables	10.4	3.3
Increase/(decrease) in trade payables	2.1	0.9
Changes in other assets and liabilities	(37.3)	(43.4)

Cash flow provided by operating activities	46.0	36.8

Investing activities
Intangible assets and property, plant and equipment additions	(18.8)	(22.1)
Increase in non-current loans	(0.0)	(0.1)
Proceeds from the disposal of property, plant and equipment	0.2	3.3
Repayments of non-current loans	0.1	0.1

Cash flow used in investing activities	(18.6)	(18.8)

Financing activities
Issuance of shares	—	473.4
Issuance of non-current debt	—	130.1
Repayment of non-current debt	(6.8)	(678.9)
Increase (decrease) in current borrowings and bank debt	(4.2)	2.1
Increase (decrease) in current financial assets and liabilities	0.3	(0.2)
Payment of lease liabilities	(7.0)	(7.8)

Cash flow used in financing activities	(17.8)	(81.3)

Net (decrease)/increase in cash and cash equivalents	9.6	(63.3)

Effect of exchange rates	(26.3)	(7.3)
Cash and cash equivalents at the beginning of the period	371.6	320.0

Cash and cash equivalents at the end of the period	354.9	249.4

1.4	Unaudited Interim Consolidated Statements of Changes in Shareholders` Equity

($ in millions)	Common Shares	Preferred Shares	Paid-in surplus and retained earnings	Currency translation adjustment	Hedge reserve	Other	Total
As of Jan. 1, 2021	9.1	92.9	261.6	166.4	(31.2)	(15.2)	483.7

Net loss for the period	—	—	(41.9)	—	—	—	(41.9)
Other comprehensive income (loss)	—	—	—	(35.8)	(0.3)	7.4	(28.8)

Comprehensive income (loss)	—	—	(41.9)	(35.8)	(0.3)	7.4	(70.7)

Conversion of preference shares	7.4	(92.9)	85.5	—	—	—	—
Issuance of shares	2.9	—	495.4	—	—	—	498.3
Transaction costs	—	—	(30.5)	—	—	—	(30.5)
Share-based payments	—	—	1.9	—	—	—	1.9

As of Jun. 30, 2021	19.5	—	772.0	130.6	(31.5)	(7.8)	882.7

($ in millions)	Common Shares	Preferred Shares	Paid-in surplus and retained earnings	Currency translation adjustment	Hedge reserve	Other	Total
As of Jan. 1, 2022	19.5	—	819.5	89.3	(31.6)	(0.4)	896.3

Net income for the period	—	—	71.4	—	—	—	71.4
Other comprehensive income (loss)	—	—	—	(174.5)	—	23.1	(151.5)

Comprehensive income (loss)	—	—	71.4	(174.5)	—	23.1	(80.1)

Share-based payments	—	—	7.3	—	—	—	7.3
Hyperinflation accounting	—	—	2.7	—	—	—	2.7

As of Jun. 30, 2022	19.5	—	900.8	(85.2)	(31.6)	22.7	826.2

2.	Notes to the Unaudited Interim Condensed Consolidated Financial Statements

2.1	Basis of Preparation

2.1.1	General and Description of the Business

General

Atotech Limited is a public company incorporated in Bailiwick of Jersey with its registered seat in 3rd floor, 44 Esplanade, St Helier, JE4 9WG, Jersey and the address of its registered head office in William Street, West Bromwich, West Midlands, B70 OBG, United Kingdom. Atotech Limited is listed on the New York Stock Exchange under the ticker symbol “ATC”.

Business

The Company is a leading global provider of specialty electroplating solutions delivering chemistry, equipment, and service for high growth technology applications. The Company’s solutions are used in a wide variety of end markets, including smartphones, communication infrastructure, big data infrastructure, automotive and electronics.

The Company has two operating and reportable segments which are the Electronics (“EL”) segment and the General Metal Finishing (“GMF”) segment. The EL segment supplies chemistry, production equipment and comprehensive services to the electronics industry, especially to the printed circuit board manufacturers, package substrate makers and semiconductor companies. Its products and technologies serve the main electronics end-markets, including communication, computer, automotive, industrial, medical, aerospace and military industries. The GMF segment supplies chemistry, production technology and comprehensive services to the surface finishing industries in all areas of application. Its products and technologies serve the main surface finishing end-markets, including the automotive, consumer electronics, construction, sanitary, white goods and oil & gas industries.

MKS Acquisition

On Jul. 1, 2021, MKS Instruments, Inc. (NASDAQ: MKSI) (“MKS”) and Atotech Limited announced that they have entered into a definitive agreement pursuant to which MKS will acquire Atotech for $16.20 in cash and 0.0552 of a share of MKS common stock for each Atotech common share. The transaction has been unanimously approved by MKS and Atotech boards of directors and was also approved by Atotech’s shareholders when over 99 percent of Atotech shares voted in favor of the acquisition in a general meeting held on Nov. 3, 2021.

On Jul. 28, 2022, MKS and Atotech Limited announced that they have received unconditional merger approval from China’s State Administration for Market Regulation for MKS’ pending acquisition of Atotech. The transaction has now received all required regulatory clearances.

The acquisition, which is to be effected by means of a scheme of arrangement under the laws of the Bailiwick of Jersey, is anticipated to close on Aug. 17, 2022, subject to obtaining the required sanction by the Royal Court of Jersey and the satisfaction of customary closing conditions. A hearing of the Royal Court of Jersey to sanction the Scheme has been scheduled to be held on Aug. 15, 2022. Ordinary shares of Atotech will be de-listed from The New York Stock Exchange in connection with the closing, and the last day of trading in such shares is expected to be Aug. 16, 2022.

2.1.2	Basis of Presentation

The unaudited interim condensed consolidated financial statements (abbreviated with ‘interim financial statements’) of the Group as of and for the period ended Jun. 30, 2022, are presented in U.S. dollars. Unless otherwise indicated, all amounts are shown in millions of U.S. dollars rounded to one decimal place in accordance with standard commercial practice, which may result in rounding differences and percentage figures presented may not exactly reflect the absolute figures they relate to. Values of 0.0 indicate that the rounded value is equivalent to zero while an em dash (“—“) is used when no value is available.

These interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with IFRS. Therefore, the interim financial statement should be read in conjunction with the Group’s last annual consolidated financial statements as of and for the year ended Dec. 31, 2021.

These interim financial statements were authorized for issue by the Company’s board of directors on Aug. 4, 2022.

In preparing these interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual consolidated financial statements.

We have reclassified a gain of $21.7 million on the derecognition of embedded derivates in connection with the extinguishment of debt during the period ending Jun. 30, 2021, from “Other income (expense), net” to “Interest expense” to conform to our current period presentation. Additionally, share-based payments expenses in the amount of $1.9 million were reclassified from “Other income (expense), net” to “Selling, general and administrative expenses” ($1.8 million) and “Research and development expenses” ($0.1 million).

New standards, amendments and interpretations adopted by the Group

The accounting standards and interpretations adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended Dec. 31, 2021, except for the adoption of new standards, amendments and interpretations effective as of Jan. 1, 2022:

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

•	Annual Improvements to IFRS Standards 2018-2020 (Minor amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41)

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

•	Reference to the Conceptual Framework (Amendments to IFRS 3)

The new standards, amendments and interpretations shown above do not have a material impact on the consolidated financial statements of the Group.

Hyperinflation in Turkey

Following the categorization of Turkey as a country with a three-year cumulative inflation rate exceeding 100%, Turkey now meets the requirements to be designated as a hyperinflationary economy under IAS 29 (Financial Reporting in Hyperinflationary Economies). The Group has therefore applied hyperinflationary accounting, as specified in IAS 29, for the Group’s Turkish subsidiary for the annual period beginning 1st January 2022.

Adoption of IAS 29 in hyperinflationary countries requires non-monetary assets and liabilities as well as the income statement to be restated to reflect the changes in the general price index of the respective functional currency, leading to a gain or loss on the net monetary position included in “other income (expense), net”. Moreover, the income statement is converted into the presentation currency of the Group (USD) using the closing exchange rate of the relevant period.

For the period ended Jun. 30, 2022, the impact of IAS 29 accounting on revenue is smaller than $0.1 million whereas the gain on the net monetary position included in “other income (expense), net” amounts to $0.7 million. On the balance sheet, hyperinflation accounting mainly affects intangible assets and goodwill which increased by $2.6 million and $1.6 million, respectively.

Employee benefits—pensions

Due to the recent macroeconomic developments and the corresponding increase of the pension discount rate, pension liabilities decreased by $32.4 million during the period ended Jun. 30, 2022. This effect was recorded as a gain in other comprehensive income, net of $9.4 million deferred tax.

2.1.3	Summary of Significant Accounting Policies

Significant accounting policies used by the Group are disclosed in the Notes to the consolidated financial statements of Atotech Limited as of Dec. 31, 2021.

2.2	Notes to the Unaudited Interim Consolidated Statements of Comprehensive Income/(Loss)

(1)	Revenue

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

($ in millions)	Six months ended Jun. 30, 2022	Three months ended Jun. 30, 2022	Six months ended Jun. 30, 2021	Three months ended Jun. 30, 2021
Type of goods or service
Chemistry revenue	620.4	308.2	642.3	325.3
Equipment revenue	95.7	50.0	87.3	51.3

Total revenue from contracts with customers	716.1	358.1	729.7	376.6

Geographical market
Asia	484.9	238.5	509.1	271.3
Europe	161.0	83.3	159.8	75.3
Americas	70.2	36.4	60.8	29.9

Total revenue from contracts with customers	716.1	358.1	729.7	376.6

Geographical market by country
China	252.8	122.2	267.3	138.5
Germany	93.3	49.4	84.2	37.7
Taiwan	62.7	30.3	64.5	34.1
Other countries	307.3	156.2	313.7	166.3

Total revenue from contracts with customers	716.1	358.1	729.7	376.6

Timing of revenue recognition
Recognized at a point in time	668.1	338.1	650.9	322.3
Recognized over time	48.0	20.0	78.8	54.3

Total revenue from contracts with customers	716.1	358.1	729.7	376.6

(2)	Depreciation and amortization

Depreciation and amortization contain the following:

($ in millions)	Six months ended Jun. 30, 2022	Three months ended Jun. 30, 2022	Six months ended Jun. 30, 2021	Three months ended Jun. 30, 2021
Depreciation of tangible assets	(27.2)	(13.0)	(31.6)	(15.2)
Amortization of intangible assets	(55.4)	(27.1)	(57.6)	(28.9)
(Impairment) / reversal of impairment of tangible and intangible assets	(0.4)	(0.3)	0.8	0.3

Total depreciation and amortization	(83.1)	(40.4)	(88.4)	(43.8)

(3)	Income Taxes

Current and deferred income taxes are recognized in accordance with IAS 12 (“Income Taxes”). The major components of income tax expense in the Interim Condensed Consolidated Financial Statements are:

($ in millions)	Six months ended Jun. 30, 2022	Six months ended Jun. 30, 2021
Current income tax	(50.2)	(49.8)
Therof prior year adjustments	2.1	1.7

Deferred income tax benefits	4.6	15.3
Therof prior year adjustments	(2.3)	(2.0)

Total tax expense	(45.6)	(34.5)

(4)	Earnings per Share

Basic earnings per share are determined by dividing the net income/(loss) for the period attributable to the ordinary shareholders of Atotech Limited by the basic weighted average number of ordinary shares outstanding during the period.

Basic earnings per share are calculated as follows:

($ in millions, except share data and earnings per share)	Six months ended Jun. 30, 2022	Three months ended Jun. 30, 2022	Six months ended Jun. 30, 2021	Three months ended Jun. 30, 2021
Net income/(loss) for the period	71.4	23.6	(41.9)	29.7
Interest accrued on preferred shares	—	—	(14.3)	—

Net income/(loss) attributable to shareholders	71.4	23.6	(56.2)	29.7

Basic weighted average number of ordinary shares outstanding	194,703,776	194,711,632	175,067,387	194,682,257

Basic earnings/(loss) per share	0.37	0.12	(0.32)	0.15

As of Jun. 30, 2022, the number of common shares outstanding amounted to 194,723,482. Please also refer to Note (6) for more information on common shares.

Interest accrued on preferred shares refers to the 12% compounded annual dividend on preferred shares prior to any dividend distributions made to holders of common shares. Following the conversion of the preferred shares to common shares on Feb. 3, 2021, the preference dividend described above also ceased to accrue.

Diluted earnings per share are calculated by dividing the net income attributable to ordinary shareholders of Atotech Limited by the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. For the six months and three months period ended Jun. 30, 2022, diluted earnings per share were calculated as follows:

($ in millions, except share data and earnings per share)	Six months ended Jun. 30, 2022	Three months ended Jun. 30, 2022
Net income attributable to shareholders	71.4	23.6

Diluted weighted average number of ordinary shares outstanding	196,824,555	196,813,496

Diluted earnings per share	0.36	0.12

The dilutive effect is due to outstanding stock options. Please also refer to Note (7).

For the other periods presented in the basic earnings per share table above, ordinary shares with a dilutive effect (stock options) were excluded, because the effect would be anti-dilutive. Hence, the basic earnings per share correspond to diluted earnings per share for these periods.

2.3	Notes to the Unaudited Interim Consolidated Statements of Financial Position

(5)	Other current financial and non-financial assets

Other current financial and non-financial assets are presented in the following table:

($ in millions)	As of Jun. 30, 2022	As of Dec. 31, 2021
Fair value of current derivatives – assets	0.1	1.1
Factoring related assets	3.3	4.0
Notes receivable	6.7	10.9
Other receivables	4.5	2.9

Total other current financial assets	14.6	18.9

Contract assets, net of valuation allowance	20.1	15.5
Prepaid expenses	10.3	5.9
Prepayments	3.5	3.0

Total other current non-financial assets	33.9	24.4

Please refer to Note (10) for further information on derivative financial instruments.

(6)	Shareholders’ Equity

As of Jun. 30, 2022, Atotech Limited’s share capital consists of 194,723,482 common shares (Dec. 31, 2021: 194,695,832 common shares) with a nominal value of $0.10 per share and standard voting rights.

Shareholders’ equity is as follows:

($ in millions)	As of Jun. 30, 2022	As of Dec. 31, 2021
Shareholders’ equity
Common Shares	19.5	19.5
Paid-in surplus and retained earnings	900.8	819.5
Currency translation adjustment and other reserves	(94.2)	57.3

Total shareholders’ equity	826.2	896.3

During the period ended Jun. 30, 2022, 27,650 common shares were issued in connection with the vesting of the Matching Share Programme (“MSP”). For more information on the Group’s share-based payment programs, please refer to Note (7).

The currency translation adjustment comprises the cumulative gains and losses arising from translating the financial statements of foreign operations that use functional currencies other than U.S. dollar. Other reserves comprise the hedging reserve of the subsidiaries and actuarial gains and losses relating to defined benefit obligations. The hedging reserve consists of the effective portion of the gains and losses on hedging instruments related to hedged transactions that have not occurred yet.

(7)	Share-Based Payment Plans

The Group maintains several share-based compensation arrangements, under which the Group receives services from eligible directors or employees in exchange for the following equity instruments:

•	Share options in the Company,

•	Common shares in the Company (“share awards”).

During the period ended Jun. 30, 2022, the Group recognized expenses for share-based compensation in the amount of $7.3 million (2021: $1.9 million), all of which relates to equity-settled share-based payment awards. The share-based payment programs of the Group are accounted for as equity-settled share-based payments, except the first tranche of the 2021 Restricted Share Unit (RSU) plan which was modified from equity-settled to cash-settled at the end of the financial year 2021. During the period ended Jun. 30, 2022, the first tranche of the 2021 RSU plan (approx. 110 thousand RSUs) was paid to the participants for a total amount of $2.8 million. Furthermore, 150,923 Performance Share Units (PSUs) and 288,818 RSUs were granted during the period ended Jun. 30, 2022.

Regarding the Matching Share Plan (MSP), all outstanding shares were transferred to the plan participants after the expiration of the one year holding period in May 2022.

Compared to Dec. 31, 2021, there were no other major changes in regard to the share-based payment plans of the Group.

(8)	Non-current and current Borrowings

($ in millions)	As of Jun. 30, 2022	As of Dec. 31, 2021
Other non-current financial borrowings	1,516.8	1,540.9

Non-current borrowings	1,516.8	1,540.9

Current portion of non-current financial borrowings	10.7	10.7

Current borrowings	10.7	10.7

Total borrowings	1,527.5	1,551.6

The following is a summary of the Company’s current and non-current borrowings:

($ in millions)	As of Jun. 30, 2022	As of Dec. 31, 2021
Senior Secured Credit Facilities:
Term Loans	1,530.7	1,556.3
Other loan payables	0.3	0.3
Less – Deferred financing costs	(14.2)	(15.7)

Total non-current borrowings	1,516.8	1,540.9

Senior Secured Credit Facilities:
Term Loans	13.5	13.5
Short-term financing costs	(2.8)	(2.8)

Total current borrowings	10.7	10.7

Total borrowings	1,527.5	1,551.6

In Mar. 2021, the Group entered into a Revolving Credit Facility (RCF) which provides for revolving loans and letters of credit pursuant to commitments in an aggregate principal amount of $250.0 million due in Mar. 2026. Borrowings under the RCF bear interest at a floating rate of 1.00% – 2.00% + IBOR* (floor 0.0%) per annum, depending on the net leverage ratio of the Group determined in accordance with the credit agreement. For undrawn amounts, a commitment fee of 0.25% – 0.375% per annum accrues, depending on the net leverage ratio of the Group determined in accordance with the credit agreement. At Jun. 30, 2022 the Group had $237.5 million out of $250.0 million of available borrowings under its RCF due to the use of $12.5 million of Ancillary Facilities.

In Mar. 2021, the Group completed the early refinancing of its debt. The Term Loans B-1 and B-3 were replaced by a new senior secured term loan structure with a $1,350.0 million tranche (Term Loan B-1: “TL B-1”) and a €200.0 million tranche (Term Loan B-2: “TL B-2”). The terms and conditions of the Term Loans are as follows:

Loan	Currency	Nominal interest rate p.a.	Maturity date	Repayment of principal	Payment of interest
TL B-1	USD	2.50% + IBOR* (0.5% floor)	Mar. 2028	0.25% of principal per quarter	end of interest period*
TL B-2	EUR	2.75% + IBOR* (0.0% floor)	Mar. 2028	on maturity	end of interest period*

*	The Group can elect interest periods of one, three or six months. Depending on the interest period chosen, the IBOR is amended to this term

Interest and repayments regarding the Term Loans are paid quarterly, whereas the full principal of TL B-2 is due for repayment on maturity.

The term loans are collateralized by a material amount of assets of the Group and include covenants that define a maximum net leverage ratio. However, the net leverage ratio is only applicable when the amount drawn is higher than 40% of the total commitment. As of Jun. 30, 2022, no amounts have been drawn on the facility. Hence, the Group was in compliance with all financial covenants through the period to Jun. 30, 2022.

(9)	Other current financial and non-financial liabilities

The following table shows other current financial and non-financial liabilities:

($ in millions)	As of Jun. 30, 2022	As of Dec. 31, 2021
Current bank debt	0.4	4.7
Fair value of derivatives—current liabilities	19.8	0.4
Factoring related liabilities	0.7	0.7
Other	4.9	5.7

Total other current financial liabilities	25.7	11.5

Contract liabilities	66.4	65.2
Payables to personnel and social organizations	41.7	80.6
Deferred income	0.0	0.4

Total other current non-financial liabilities	108.0	146.2

Please refer to Note (10) for the position fair value of derivatives.

2.4	Other Notes

(10) Financial Instruments

The following values for derivative financial instruments were recognized in the balance sheet as of Jun. 30, 2022 and Dec. 31, 2021:

($ in millions)	As of Jun. 30, 2022	As of Dec. 31, 2021
Interest rate cap	24.9	4.5

Total derivatives included in non-current financial assets	24.9	4.5

Foreign exchange contracts (Forwards)	0.1	1.1

Total derivatives included in current financial assets	0.1	1.1

Foreign exchange contracts (Forwards)	19.8	0.4

Total derivatives included in current financial liabilities	19.8	0.4

The following table presents information on gains and losses on derivative instruments which are recorded in “Other income (expense), net” on the statement of profit or loss:

($ in millions)	Six months ended Jun. 30, 2022	Six months ended Jun. 30, 2021
Embedded Derivatives	—	(65.7)
Interest rate cap	20.4	2.0
Foreign exchange contracts	(25.5)	(12.1)

Total	(5.1)	(75.8)

The carrying amounts of the financial instruments were derived as follows as of Jun. 30, 2022:

($ in millions)	Classification pursuant to IFRS 9	Carrying amount as per statement of financial position	Measured at amortized cost	Measured at fair value
Trade receivables	FAAC	263.8	263.8	—
Cash and cash equivalents	FAAC	354.9	354.9	—
Other financial assets	FAAC	18.6	18.6	—
Foreign exchange contracts not designated as hedging instrument	FAFV	0.1	—	0.1
Interest rate cap	FAFV	24.9	—	24.9

Total financial assets		662.3	637.3	25.0

Non-current borrowings	FLAC	1,516.8	1,516.8	—
Current borrowings	FLAC	10.7	10.7	—

Total debt		1,527.5	1,527.5	—

Trade payables	FLAC	243.9	243.9	—
Lease liabilities	FLAC	55.1	55.1	—
Other financial liabilities	FLAC	6.0	6.0	—
Foreign exchange contracts not designated as hedging instrument	FLFV	19.8	—	19.8

Total financial liabilities		1,852.3	1,832.5	19.8

FAAC = Financial Assets at amortized Cost

FAFV = Financial Assets at Fair value through profit or loss

FLFV = Financial Liability at Fair value through profit or loss

FLAC = Financial Liabilities at amortized Cost

The carrying amounts of the financial instruments were derived as follows as of Dec. 31, 2021:

($ in millions)	Classification pursuant to IFRS 9	Carrying amount as per statement of financial position	Measured at amortized cost	Measured at fair value
Trade receivables	FAAC	290.4	290.4	—
Cash and cash equivalents	FAAC	371.6	371.6	—
Other financial assets	FAAC	22.2	22.2	—
Foreign exchange contracts not designated as hedging instrument	FAFV	1.0	—	1.0
Interest rate cap	FAFV	4.5	—	4.5

Total financial assets		689.8	684.2	5.5

Non-current borrowings	FLAC	1,540.9	1,540.9	—
Current borrowings	FLAC	10.7	10.7	—

Total debt		1,551.6	1,551.6	—

Trade payables	FLAC	259.2	259.2	—
Lease liabilities	FLAC	64.2	64.2	—
Other financial liabilities	FLAC	11.1	11.1	—
Foreign exchange contracts not designated as hedging instrument	FLFV	0.4	—	0.4

Total financial liabilities		1,886.5	1,886.1	0.4

FAAC = Financial Assets at amortized Cost

FAFV = Financial Assets at Fair value through profit or loss

FLFV = Financial Liability at Fair value through profit or loss

FLAC = Financial Liabilities at amortized Cost

As in the prior year, no financial assets have been reclassified from one category to another in 2022.

Net gains and losses of financial instruments for each measurement category breaks down as follows:

($ in millions)	Six months ended Jun. 30, 2022	Six months ended Jun. 30, 2021
FAAC	1.2	0.8
FLAC	(27.8)	(78.6)
FAFV/FLFV	(2.1)	(73.9)
No class	(3.0)	(1.9)

Total	(31.7)	(153.5)

The net loss for the FLAC category is included in interest expense in the consolidated statement of comprehensive income while the net gains or losses of the other categories are shown in other income or expense.

The net result of the FAAC measurement category contains impairment losses and reversals on trade receivables. The net result of the FAAC measurement category also includes interest income. The net result of the FLAC measurement category includes interest expenses for ongoing debt service as well as the result from loan amortization, which is also included in interest expense.

The following tables show the carrying amounts and fair values of all financial instruments recognized in the consolidated financial statements as well as the hierarchy for the determination of fair value in accordance with IFRS 13:

As of Jun. 30, 2022		Fair value
($ in millions)	Carrying amount	Level 1	Level 2	Level 3	Total
Trade receivables	263.8	—	—	—	—
Cash and cash equivalents	354.9	—	—	—	—
Other financial assets	18.6	—	—	—	—
Foreign exchange contracts not designated as hedging instrument	0.1	—	0.1	—	0.1
Interest rate cap	24.9	—	24.9	—	24.9

Total financial assets	662.3	—	25.0	—	25.0

Non-current borrowings	1,516.8	—	1,544.5	—	1,544.5
Current borrowings	10.7	—	—	—	—

Total debt	1,527.5	—	1,544.5	—	1,544.5

Trade payables	243.9	—	—	—	—
Lease liabilities	55.1	—	—	—	—
Other financial liabilities	6.0	—	—	—	—
Foreign exchange contracts not designated as hedging instrument	19.8	—	19.8	—	19.8

Total financial liabilities	1,852.3	—	1,564.3	—	1,564.3

As of Dec. 31, 2021		Fair value
($ in millions)	Carrying amount	Level 1	Level 2	Level 3	Total
Trade receivables	290.4	—	—	—	—
Cash and cash equivalents	371.6	—	—	—	—
Other financial assets	22.2	—	—	—	—
Foreign exchange contracts not designated as hedging instrument	1.0	—	1.0	—	1.0
Interest rate cap	4.5	—	4.5	—	4.5

Total financial assets	689.8	—	5.5	—	5.5

Non-current borrowings	1,540.9	—	1,569.8	—	1,569.8
Current borrowings	10.7	—	—	—	—

Total debt	1,551.6	—	1,569.8	—	1,569.8

Trade payables	259.2	—	—	—	—
Lease liabilities	64.2	—	—	—	—
Other financial liabilities	11.1	—	—	—	—
Foreign exchange contracts not designated as hedging instrument	0.4	—	0.4	—	0.4

Total financial liabilities	1,886.5	—	1,570.2	—	1,570.2

Offsetting and Transfers of Financial Assets

In cases where the Company has a legally enforceable right to offset financial liabilities and financial assets, and has the intention to settle these financial instruments on a net basis, Atotech offsets these financial instruments and reports the net amount on the balance sheet. As of Jun. 30, 2022 and Dec. 31, 2021, no financial instruments were subject to offsetting.

The Group held no collateral of financial or non-financial assets as of Jun. 30, 2022 and Dec. 31, 2021, that are permitted to be sold or repledged in the absence of default by the owner.

(11)	Segment Reporting

The Group identifies an operating segment as a component: (i) that engages in business activities from which it may earn revenues and incur expenses; (ii) whose operating results are regularly reviewed by the Chief Operating Decision Maker (CODM) as defined under IFRS 8 “Operating Segments” to make decisions about resources to be allocated to the segment and assess its performance; and (iii) that has available discrete financial information.

The CODM reviews financial information at the operating segment level to allocate resources and to assess the operating results and financial performance for each operating segment. The Group’s CODM is identified as Geoffrey Wild, CEO and member of Board of Directors, because he has final authority over performance assessment and resource allocation decisions. The Group’s segments are based on the type and concentration of customers served, service requirements, methods of distribution and major product lines.

The EL segment services the electronics supply chain, with specialty chemicals used in the plating process for PCBs embedded in smartphones, computing hardware, tablets, semiconductor packing, other electronic devices and production equipment which are a critical element of the electronics value chain.

The GMF segment supplies specialty plating chemicals for functional and decorative surface finishing applications to a diverse set of customers, including automotive, building products, heavy machinery, household fixtures, decorative hardware as well as production equipment.

The CODM assesses the performance of the operating segments based on Segment Adjusted EBITDA. This measure is defined as EBITDA (consolidated net income (loss) before interest, taxes, depreciation and amortization, excluding impairment charges) adjusted for certain items which management believes do not reflect the core operating performance of the operating segments. Such adjustments described below in more detail include non-cash effects of non-operating costs such as share-based compensation, mark-to-market valuation of derivatives, impairments, foreign currency transaction gains/losses (net), restructuring costs, certain one-off items in connection with the IPO, and management fees paid to Carlyle.

No segment asset or liability measures are reported to the CODM, and such measures are not used for purposes of assessing performance or allocating resources. The following tables summarize selected financial information by segment:

	Six months ended Jun. 30, 2022			Six months ended Jun. 30, 2021
($ in millions)	EL	GMF	Total	EL	GMF	Total
Revenue	467.1	249.0	716.1	473.1	256.6	729.7
thereof Chemistry revenue	380.1	240.3	620.4	390.0	252.3	642.3
thereof Equipment revenue	86.9	8.8	95.7	83.1	4.3	87.3
Segment Adjusted EBITDA	159.2	48.7	207.9	160.6	67.9	228.4

	Three months ended Jun. 30, 2022			Three months ended Jun. 30, 2021
($ in millions)	EL	GMF	Total	EL	GMF	Total
Revenue	235.2	122.9	358.1	247.5	129.0	376.6
thereof Chemistry revenue	188.3	119.9	308.2	197.9	127.4	325.3
thereof Equipment revenue	47.0	3.0	50.0	49.7	1.6	51.3
Segment Adjusted EBITDA	77.9	17.6	95.4	84.9	33.2	118.1

Reconciliation of Segment Adjusted EBITDA to consolidated net income is as follows:

($ in millions)	Six months ended Jun. 30, 2022	Three months ended Jun. 30, 2022	Six months ended Jun. 30, 2021	Three months ended Jun. 30, 2021
EL Segment Adjusted EBITDA	159.2	77.9	160.6	84.9
GMF Segment Adjusted EBITDA	48.7	17.6	67.9	33.2
Non-cash adjustments(a)	(33.1)	(29.8)	(78.0)	1.4
Foreign exchange gain/(loss)(b)	34.0	33.2	11.0	(5.3)
Restructuring benefit/(expense)(c)	0.1	(0.0)	0.5	0.6
Transaction related costs(d)	(1.2)	(0.3)	(6.0)	(1.5)
Management fee(e)	(1.0)	(0.5)	(0.9)	(0.5)
COVID-19 adjustment(f)	—	—	(0.4)	(0.3)
Interest (expense)/income, net	(7.0)	(8.2)	(72.9)	(14.2)
Income taxes	(45.6)	(26.1)	(34.5)	(24.6)
Depreciation and amortization (excluding impairment charges)	(82.6)	(40.2)	(89.2)	(44.1)

Consolidated net income (loss)	71.4	23.6	(41.9)	29.7

(a)

Eliminates the impact of (1) share-based compensation expenses, (2) losses on the sale of fixed assets, (3) impairment charges, (4) mark-to-market adjustments related to our foreign currency derivatives entered into in connection with certain redenomination transactions not linked to underlying individual transactions as well as the de-recognition of bifurcated embedded derivatives related to certain redemption features of the Opco Notes and Holdco Notes, (5) valuation adjustments from the revaluation of the earn-out liability initially recognized in 2019, and (6) the gain or loss on the net monetary position recognized in connection with hyperinflation accounting.

(b)	Eliminates net foreign currency transactional gains and losses.
(c)	Eliminates charges resulting from restructuring activities principally from the Group’s cost reduction efforts.
(d)

Reflects an adjustment to eliminate (1) IPO-related costs linked to the existing equity, and (2) professional fees paid to third-party advisors in connection with the implementation of strategic initiatives.

(e)

Reflects an adjustment to eliminate fees paid to Carlyle. The consulting agreement pursuant to which management fees are paid to Carlyle will terminate on the earlier of (i) the second anniversary of the IPO and (ii) the date upon which Carlyle ceases to own more than ten percent of the outstanding voting securities of the Company.

(f)	Eliminates charges in connection with masks, sanitizers, and other COVID-19 related expenses at certain plant and office locations.

Non-current assets by country were as follows1:

($ in millions)	As of Jun. 30, 2022	As of Dec. 31, 2021
China	796.9	863.2
Germany	657.4	729.4
Other countries	875.8	954.4

Total	2,330.2	2,547.0

(12)	Related Parties

Atotech identified related parties in accordance with IAS 24. Atotech had transactions with related parties in the reporting period in the ordinary course of business.

The Group entered into a consulting agreement with the controlling shareholder (The Carlyle Group; “Carlyle”) under which the Company, or its subsidiaries, will pay Carlyle an annual fee for consulting services. The annual fee is payable on a quarterly basis. For the period ended Jun. 30, 2022, the Group paid Carlyle $0.9 million for consulting services.

As of Jun. 30, 2022, trade receivables from related parties amounted to $0.2 million (Dec. 31, 2021: $0.4 million).

Transactions with Key Management Personnel

Key management personnel consist of a total of eighteen individuals as of Jun. 30, 2022, who constitute people having authority and responsibility for planning, directing, and controlling the Company’s activities. For the period ended Jun. 30, 2022, key management personnel compensation related to share-based payments was $3.2 million. Furthermore, members of the key management personnel received cash payments in the amount of $0.9 million for the cash settlement of the first tranche of the RSU plan. Please also refer to Note (7).

[1]	Excluding financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts.

As of Jun. 30, 2022, the key management personnel of the Company consist of the members of the Senior Management Team (CEO, CFO, COO, two Presidents, and three Vice Presidents) and the Board of Directors.

Compensation of the Company’s key management personnel includes salaries, short- and long-term benefits as well as post-employment benefits. Additionally, the entire key management personnel participate in the Company’s Performance Shares Program.

($ in millions)	Six months ended Jun. 30, 2022	Six months ended Jun. 30, 2021
Short-term employee benefits	4.8	6.0
Post-employment benefits	0.2	0.2
Share-based payment expense	3.2	0.7

Total	8.3	6.8

(13)	Subsequent Events

On Jul. 28, 2022, MKS Instruments, Inc. (NASDAQ: MKSI) (“MKS”) and Atotech Limited announced that they have received unconditional merger approval from China’s State Administration for Market Regulation for MKS’ pending acquisition of Atotech. The transaction has now received all required regulatory clearances.

The acquisition, which is to be effected by means of a scheme of arrangement under the laws of the Bailiwick of Jersey, is anticipated to close on Aug. 17, 2022, subject to obtaining the required sanction by the Royal Court of Jersey and the satisfaction of customary closing conditions. A hearing of the Royal Court of Jersey to sanction the Scheme has been scheduled to be held on Aug. 15, 2022. Ordinary shares of Atotech will be de-listed from The New York Stock Exchange in connection with the closing, and the last day of trading in such shares is expected to be Aug. 16, 2022.

Item 2. Management´s Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion summarizes the significant factors affecting our operating results, financial condition, liquidity, and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the unaudited interim condensed financial statements and related notes thereto of Atotech Limited included elsewhere in this report.

Special Note Regarding Forward-Looking Statements

Many statements made in this report that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements and should be evaluated as such. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies and trends we expect to affect our business. These statements often include words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast,” and other similar expressions. We base these forward-looking statements or projections on our current expectations, plans, and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances and at such time.

As you read and consider this report, you should understand that these statements are not guarantees of future performance or results. The forward-looking statements and projections are subject to and involve risks, uncertainties, and assumptions and you should not place undue reliance on these forward-looking statements or projections. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements and projections include, but are not limited to:

•

the uncertainty of the magnitude, duration, geographic reach, impact on the global economy of the COVID-19 pandemic, as well as the current and potential travel restrictions, stay-at-home orders, and other economic restrictions implemented to address it;

•	uncertainty, downturns, and changes in our target markets;

•	inflation and the ability to timely pass along price increases to customers;

•	foreign currency exchange rate fluctuations;

•	interest rate increases;

•	reduced market acceptance and inability to keep pace with evolving technology and trends;

•	loss of customers;

•	increases in costs or reductions in the supplies of raw materials that may materially adversely affect our business, financial condition, and results of operations;

•	our ability to provide products and services in light of changing environmental, health and safety, product liability, financial, and other legislation and regulation;

•	our failure to compete successfully in product development;

•	our ability to successfully execute our growth initiatives, business strategies, and operating plans;

•	whether the secular trends we expect to drive growth in our business materialize to the degree we expect them to, or at all;

•	material costs relating to environmental and health and safety requirements or liabilities;

•	underfunded defined benefit pension plans;

•	risk that the insurance we maintain may not fully cover all potential exposures;

•	failure to comply with the anti-corruption laws of the United States and various international jurisdictions;

•	tariffs, border adjustment taxes, or other adverse trade restrictions and impacts on our customers’ value chains;

•

political, economic, and legal uncertainties in China, the Chinese government’s control of currency conversion and expatriation of funds, and the Chinese government’s policy on foreign investment in China;

•	regulations around the production and use of chemical substances that affect our products;

•	the United Kingdom’s withdrawal from the European Union;

•	weak intellectual property rights in jurisdictions outside the United States;

•	intellectual property infringement and product liability claims;

•	our substantial indebtedness;

•	our ability to obtain additional capital on commercially reasonable terms may be limited;

•	risks related to our derivative instruments;

•	our ability to attract, motivate, and retain senior management and qualified employees;

•

increased risks to our global operations including, but not limited to, political instability, acts of terrorism, taxation, and unexpected regulatory and economic sanctions changes, including, for example, the recent Russian/Ukraine crisis and resulting sanctions on Russia and its economy, among other things;

•	natural disasters that may materially adversely affect our business, financial condition, and results of operations;

•	the inherently hazardous nature of chemical manufacturing that could result in accidents that disrupt our operations and expose us to losses or liabilities;

•	damage to our brand reputation;

•	the ability of affiliates of The Carlyle Group Inc. (“Carlyle”) ability to control our common shares;

•	our pending acquisition (the “MKS Acquisition”) by MKS Instruments, Inc. (“MKS”);

•	any statements of belief and any statements of assumptions underlying any of the foregoing;

•	other factors disclosed in this report; and

•	other factors beyond our control.

We operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We qualify all of our forward-looking statements by these cautionary statements. For additional information, refer to the risk factors discussed under Item 3.D. “Risk Factors” in our Annual Report on Form 20-F for year ended December 31, 2021 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different from our expectations.

Investors and others should note that we announce material financial information to our investors using our Investor Relations website (investors.atotech.com), SEC filings, press releases, public conference calls and webcasts. We use these channels, as well as social media, to communicate with our users and the public about our company, our services, and other issues. It is possible that the information we post on these channels could be deemed to be material information. Therefore, we encourage investors, the media, and others interested in our company to review the information we post on the channels listed on our Investors website. Information contained on, or that can be accessed through, our website does not constitute part of this Report of Foreign Private Issuer on Form 6-K, and inclusion of our website address in this Report of Foreign Private Issuer on Form 6-K is an inactive textual reference only.

Basis of Presentation

In this report, unless the context otherwise requires, references to “Company,” “we,” “us,” “its,” “our,” “Company,” and “Atotech” refer to Atotech Limited and its consolidated subsidiaries.

On January 25, 2021, we commenced our initial public offering (the “IPO”). In connection with the consummation of the IPO, we issued 64,997,558 additional common shares to existing holders of common shares on a pro rata basis. On February 3, 2021, all outstanding preferred shares of Atotech Limited were converted to common shares with all accrued interest on the preferred shares capitalized and paid out as additional preferred shares substantially concurrently with the reduction in number of preferred shares to an amount that allowed for a one-for-one exchange of preferred shares for common shares based on the IPO offering price of $17.00 per common share (collectively, the “Preferred Conversion”). The number of common shares issued per preferred share was 0.0799 common shares per preferred share, resulting in the issuance of 74,243,600 additional common shares. On February 8, 2021, we completed our IPO and issued 29,268,000 common shares to public shareholders. Following the consummation of the IPO, we had 194,664,156 common shares outstanding.

On February 12, 2021, the net proceeds from the IPO, along with $100.0 million of borrowings under a revolving credit facility, were used to repay all $425.0 million aggregate principal amount of our outstanding 6.250% Senior Notes due 2025 (the “Opco Notes”) at a price of 101.563% of the principal amount thereof and all $219.0 million aggregate principal amount of our 8.75%/9.50% Senior PIK Toggle Notes (the “Holdco Notes”) at a price of 101.000% of the principal amount thereof (collectively, the “Redemptions”). The Redemptions resulted in the incurrence of early repayment fees in the amount of $8.8 million and the de-recognition of capitalized financing costs and embedded derivatives connected with the indebtedness. In total, we recorded expenses of $75.6 million in the first quarter of 2021 in the consolidated statement of profit or loss, of which only the early repayment fee is cash-effective.

On March 18, 2021, we refinanced (the “Refinancing”) our previous senior secured first lien term loan facility (the “Old Term Loan Facility”) that consisted of a tranche denominated in U.S. dollars (the “Old USD Term Loan Facility”) and a tranche denominated in renminbi, the currency of China (“RMB”) (the “Old RMB Term Loan Facility” and, together with the Old USD Term Loan Facility, the “Old Term Loan Facilities”) as well as our previous senior secured first lien multi-currency revolving credit facility (the “Old Revolving Credit Facility” and, together with the Old Term Loan Facilities, the “Old Senior Secured Credit Facilities”). As a result of the Refinancing, we entered into a new credit agreement (the “Credit Agreement”), which provides for (i) a U.S. dollar-denominated senior secured term loan facility in an initial aggregate principal amount of $1.35 billion (the “USD Term Loan Facility”), (ii) a Euro-denominated senior secured term loan facility in an initial aggregate principal amount of €200.0 million (the “EUR Term Loan Facility” and, together with the USD Term Loan Facility, the “Term Loan Facilities”) and (iii) a senior secured multi-currency revolving credit facility that provides for revolving loans, letters of credit and ancillary facilities pursuant to commitments in an aggregate principal amount of up to $250.0 million (the “Revolving Credit Facility” and, together with the Term Loan Facilities, the “Senior Secured Credit Facilities”). The Refinancing and the Redemptions resulted in the de-recognition of capitalized financing costs in the amount of $54.7 million, which had a non-cash impact on our statements of comprehensive income/(loss).

MKS Acquisition

As previously disclosed in the Report of Foreign Private Issuer on Form 6-K filed by us on July 1, 2021, we entered into a definitive agreement (the “Implementation Agreement”) with MKS on July 1, 2021 providing for, subject to the terms and conditions of such definitive agreement, the MKS Acquisition, which is expected to be implemented by means of a scheme of arrangement under the laws of Jersey (the “Scheme”). As previously disclosed in the Report of Foreign Private Issuer on Form 6-K, filed on September 28, 2021, we announced the posting of the document setting out, among other things, the terms and conditions of the Scheme (the “Scheme Document”).

As previously disclosed in the Report of Foreign Private Issuer on Form 6-K, filed on November 3, 2021, the Scheme was approved by the Scheme Shareholders at the Court Meeting and the special resolution to implement the Scheme was passed by the Atotech Shareholders at the General Meeting. As previously disclosed in the Report of Foreign Private Issuer on Form 6-K, filed on June 28, 2022, the Company and MKS announced the satisfaction of all regulatory conditions necessary to proceed with the MKS Acquisition. The MKS Acquisition is anticipated to close on August 17, 2022 and remains subject to obtaining the required sanction of the Scheme by the Royal Court of Jersey and satisfaction of customary closing conditions. The court hearing seeking such sanction has been scheduled to be held on August 15, 2022. Ordinary shares of the Company will be de-listed from The New York Stock Exchange in connection with the closing, and the last day of trading in such shares is expected to be August 16, 2022.

Overview

We are a leading chemicals technology company with significant exposure to several high growth secular trends and a strong presence in electronic materials, including specialty electroplating solutions that deliver chemistry, equipment, service, and software for high-growth technology applications. We are a leader in the global EL plating chemistry market, a leader in the global General Metal Finishing (“GMF”) plating chemistry market, and a leading global manufacturer of horizontal plating equipment for printed circuit board (“PCB”) production. We are a crucial enabler in the “information age” value chain and our technology is essential to the manufacture of electronics and other critical products. Our solutions are used in a wide variety of attractive end-markets, including smartphones, communication infrastructure, cloud computing, big data and consumer electronics, automotive electronics, and automotive surface finishing, as well as in numerous industrial and consumer applications such as heavy machinery and household appliances. We benefit from various secular growth trends such as digitalization, increasing data volumes and processing speed requirements, the growth of the consumer class in emerging markets, increasing environmental regulations, and rising product quality and durability standards.

We are the only major company in our industry that provides both chemistry and equipment, which we sell through both our EL and GMF segments. Our comprehensive systems and solutions approach leverages our unique offering of chemistry, equipment, service, and software. We believe this business model creates a sustainable competitive advantage that helps us achieve deep customer intimacy and allows us to continue to grow our market share and capitalize on positive market growth trends. This approach is supported by our 15 state-of-the-art global technology centers, which allow us to provide local service around the world and to respond in real-time to customer needs. The combination of our comprehensive systems and solutions approach, expansive global manufacturing and sales footprint, customer-driven investments in R&D, and superior technical expertise makes us an ideal electroplating and surface finishing solutions partner for our diverse customer base. This drives long-lasting relationships and an industry-leading financial profile, with fiscal 2021 EL and GMF Segment Adjusted EBITDA margins of 33.7% and 24.6%, respectively, and EL and GMF Segment Adjusted EBITDA margins for the six months ended June 30, 2022 of 33.9% and 26.5%, respectively.

Impact of COVID-19 on Our Business

As of the date hereof, COVID-19 has not had a material impact on our capital and financial resources and there has been no change in our ability to comply with our debt covenants and other financial obligations. We have not taken any material reserves in connection with the COVID-19 pandemic, but we continue to evaluate our reserve position on a quarterly basis and any change in such reserves would be driven by the depth and duration of the pandemic, potential government responses, the speed and manner of the recovery, and the expected impact of these events on our financial results.

Although various jurisdictions are lifting restrictions that were introduced as a result of the COVID-19 pandemic, it is difficult to predict the speed and impact of any economic recovery. It is similarly difficult to predict the impact of a potential resurgence of COVID-19 and the re-imposition of travel and social distancing restrictions.

We are closely monitoring the continuing COVID-19 pandemic situation and have established a task force that convenes on a regular basis with the senior management team. The mandate of this task force is to protect the health and safety of our employees, their families, and the communities in which we operate while preserving our operations, mitigating business risks, and otherwise assessing and reacting quickly to changing conditions.

As of the date hereof, all technology centers, manufacturing facilities, and all other facilities are open and operating at full capacity. Consumer-facing activities, such as sales and other services that cannot occur on-site or in-person due to COVID-19-related restrictions, have been transitioned to digital channels, which we believe has enabled us to maintain market share and largely mitigate the impact of travel restrictions.

Key Factors Affecting the Components of Our Results of Operations

The following discussion sets forth certain components of our statement of operations and certain factors that impact those items:

Revenues

We generate revenues from the sale of chemistry and equipment across all major geographic areas. Revenues exclude sales taxes and are presented net of discounts, rebates, and reductions. Our revenues are impacted by the following key factors and trends:

•

broad macroeconomic trends and factors, including general economic conditions, the impacts of the COVID-19 pandemic and governmental responses thereto, economic conditions in the markets in which we operate, consumer preferences, and rising costs of labor;

•

technological advancements in our EL end-markets, including the advanced packaging evolution, alternative powertrains, rollout of 5G infrastructure, the adoption of next-generation mobile devices and EVs, the proliferation of big data and cloud computing, and the increasing use of IoT connected devices;

•	secular trends in our GMF end-markets, including increased plating content per unit as a result of vehicle lightweighting, increasing quality requirements, and premiumization;

•	increasingly stringent environmental regulations;

•	our ability to pass through changes in the price of raw materials, in particular, palladium, to our customers;

•	our ability to successfully develop and launch new solutions;

•	the discontinuance of any of our products in the future in an effort to optimize our offering to our customers;

•

seasonality in both our segments, which generally experience their strongest revenue in the second half of each fiscal year, mostly driven by consumption trends during the holiday season, and their lowest revenue in the first quarter of each fiscal year, mostly driven by the slowdown in production in China as a result of the Chinese New Year, which can result in a sequential decline in our revenues in the first quarter of a fiscal year relative to the fourth quarter of the prior fiscal year;

•	the escalation of geopolitical instability and deteriorating market conditions associated with the Russian/Ukraine crisis; and

•	fluctuations in foreign currency exchange rates.

Cost of sales, exclusive of depreciation and amortization (“Cost of sales”)

Cost of sales principally consists of the price paid for raw materials, unfinished and finished products, compensation and benefit costs for employees involved in our manufacturing operations, and other cost of sales. Raw materials are valued at their respective purchase prices, net of discounts and rebates, including transportation costs and ancillary expenses.

The key factors that impact our cost of sales as a percentage of our revenues include:

•	changes in the price of raw materials, in particular, palladium;

•	the impact of rising inflation;

•	the mix of products sold during any period; in particular the mix of our revenues between chemistry and equipment;

•	the impact of our operational improvement initiatives

•	freight and material expenses; and

•	inventory allowances.

Depreciation and amortization

Depreciation and amortization consist of capitalized costs incurred in connection with the ownership and operation of all tangible assets, including the depreciation and amortization expense related to the increased carrying value of our fixed assets and identifiable definite-lived intangible assets related to our acquisition by Carlyle. The main tangible items that are depreciated over their useful lives are our recently completed technology centers, our R&D equipment, and our new and existing fully depreciated production facilities. The principal intangible items that are amortized over their useful lives include our developed technology, customer relationships, and trade name portfolio. Additionally, depreciation and amortization include impairment losses of goodwill.

Selling, general, and administrative expenses (“SG&A”)

SG&A expenses consist principally of expenditures incurred in connection with the sales and marketing of our products, third-party logistics, as well as administrative costs for support functions such as finance, information technology, human resources, legal and share-based payment expenses.

Research and development expenses (“R&D”)

R&D expenses principally consist of costs incurred to develop new products and equipment, processes, and technologies, or to generate improvements to existing products, equipment, or processes as well as employee related expenses and share-based payment expenses.

Restructuring benefit (expenses)

Restructuring expenses mainly consist of expenditures in relation to organizational changes and severance payments. Restructuring benefit reflects the release in subsequent fiscal periods of unused restructuring provisions.

Interest expense

Interest expense consists of interest on our financial obligations as well as the amortization of debt issuance costs and debt discounts associated with our Senior Secured Credit Facilities. The majority of our interest expense is not deductible for income tax purposes because we have primarily incurred indebtedness in jurisdictions where we have only immaterial taxable profits from operations.

Other income (expense), net

Other income (expense), net principally consists of gains or losses from foreign currency fluctuations, gains or losses on disposal of property, plant, and equipment, mark-to-market adjustments of our derivatives, and the gain or loss on the net monetary position recognized in connection with hyperinflation accounting.

Income taxes

Income taxes include (a) deferred tax, consisting of amounts of income taxes payable or recoverable during future fiscal years for taxable or deductible timing differences and carry-forward of unused tax losses, and tax credits and (b) the payable amount of corporate tax, estimated on the basis of the tax rules in force in applicable jurisdictions, and distribution tax on dividends received, or withholding tax, as applicable, including provisions for tax litigations and disputes. We and our subsidiaries are subject to income tax in the various jurisdictions in which we operate. Changes to the debt and equity capitalization of our subsidiaries, and the realignment of the functions performed and risks assumed by the various subsidiaries are among the factors that will determine the future book and taxable income of the respective subsidiary and the Company as a whole.

A. Operating Results

The following discussion should be read in conjunction with the information contained in the accompanying unaudited interim condensed financial statements and related footnotes included elsewhere in this report. Our results of operations set forth below may not necessarily reflect what will occur in the future.

The following table was derived from our unaudited interim consolidated statements of comprehensive income/(loss) for the six months ended June 30, 2022 and 2021 included elsewhere in this report.

($ in millions)	Six months ended June 30, 2022	Six months ended June 30, 2021
EL Chemistry revenues	$380.1	$390.0
EL Equipment revenues	86.9	83.1
Total EL Segment revenues	467.1	473.1
GMF Chemistry revenues	240.3	252.3
GMF Equipment revenues	8.8	4.3
Total GMF Segment revenues	249.0	256.6
Revenues	716.1	729.7
Cost of sales, excluding depreciation and amortization	(360.5)	(352.9)
Depreciation and amortization	(83.1)	(88.4)
Selling, general, and administrative expenses	(131.8)	(131.3)
Research and development expenses	(26.6)	(25.6)
Restructuring benefit	0.1	0.5
Operating profit	114.2	132.0
Interest expense	(28.6)	(78.6)
Other income (expense), net	31.4	(60.8)
Income (loss) before income taxes	117.0	(7.4)
Income tax expense	(45.6)	(34.5)
Consolidated net income (loss)	$71.4	$(41.9)

Six months ended June 30, 2022 compared to six months ended June 30, 2021

Revenues

Revenues decreased $13.6 million, or 1.9%, to $716.1 million for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, primarily reflecting a decrease in chemistry revenues. EL segment revenues decreased by $6.0 million, or 1.3%, to $467.1 million, while GMF segment revenues decreased by $7.5 million, or 2.9%, to $249.0 million compared to the prior year period. With regards to product mix, chemistry revenues decreased by $21.9 million, or 3.4%, to $620.4 million for the six months ended June 30, 2022, while equipment revenues of $95.7 million increased by $8.4 million, or 9.6%. Chemistry revenues for the six months ended June 30, 2022 were negatively impacted by fluctuations in palladium prices, which decreased revenues by $8.0 million compared to the six months ended June 30, 2021, and by an unfavorable exchange rate effect, which decreased revenues by $28.4 million. Excluding the impact of these items, our chemistry revenues increased by $14.5 million, or 2.3%, for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021. For additional information on the key factors driving the changes in our chemistry revenues within our segments, see “ —Selected Segment Information” in this Item 2.

Cost of sales, excluding depreciation and amortization

Cost of sales, excluding depreciation and amortization, increased $7.6 million, or 2.2%, to $360.5 million for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, which corresponded to an increase in cost of sales as a percentage of revenues from 48.4% to 50.3% for the applicable years. This increase primarily reflected higher material expenses related to global supply chain disruptions followed by inflationary pressure, as well as product mix effects from higher equipment sales.

Depreciation and amortization

Depreciation and amortization decreased $5.3 million, or 6.0%, to $83.1 million for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021. This decrease is primarily attributable to lower depreciation of tangible assets and a favorable exchange rate translation.

Selling, general, and administrative expenses

SG&A expenses increased $0.4 million, or 0.3%, to $131.8 million for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021. This increase was largely attributable to salary increases, an increase in our stock option expenses, a normalization of travel expenses in some markets, and rising inflation, partly offset by efficiency gains and a favorable exchange rate translation.

Research and development expenses

R&D expenses increased $1.0 million, or 4.1%, to $26.6 million for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021. This increase was attributable to increased R&D activities and inflation, partly offset by a favorable exchange rate translation.

Restructuring benefit

Restructuring benefit decreased $0.5 million, or 83.9%, to $0.1 million for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, mainly related to the release of outplacement costs in Germany.

Interest expense

Interest expense decreased $50.0 million, or 63.6%, to $28.6 million for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021. This decrease was primarily attributable to the Refinancing and the Redemptions in the first quarter of 2021 and the decrease in our indebtedness.

Other income (expense), net

Other expense decreased $92.2 million, or 151.6%, to an income of $31.4 million for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021. The decrease mainly resulted from the de-recognition of derivatives as the result of the refinancing for the six months ended June 30, 2021 and the changes in fair values of our derivatives in the amount of $52.3 million, an increase in profit on foreign transactions of $22.9 million largely related to the revaluation of intercompany loans and receivables, as well as from a positive fair value impact of our interest rate cap of $20.4 million.

Income tax expense

Income tax expense increased $11.1 million, or 32.2%, to $45.6 million for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021. This increase is primarily resulting from higher withholding taxes as well as a one-off effect that reduced income tax expenses in the prior year period.

The following table was derived from our unaudited interim consolidated statements of comprehensive income/(loss) for the three months ended June 30, 2022 and 2021 included elsewhere in this report.

($ in millions)	Three months ended June 30, 2022	Three months ended June 30, 2021
EL Chemistry revenues	$188.3	$197.9
EL Equipment revenues	47.0	49.7
Total EL Segment revenues	235.2	247.5
GMF Chemistry revenues	119.9	127.4
GMF Equipment revenues	3.0	1.6
Total GMF Segment revenues	122.9	129.0
Revenues	358.1	376.6
Cost of sales, excluding depreciation and amortization	(186.4)	(185.9)
Depreciation and amortization	(40.4)	(43.8)
Selling, general, and administrative expenses	(66.9)	(63.1)
Research and development expenses	(14.5)	(13.3)
Restructuring benefit (expenses)	(0.0)	0.6
Operating profit	49.9	71.0
Interest expense	(14.8)	(14.5)
Other income (expense), net	14.6	(2.2)
Income (loss) before income taxes	49.7	54.3
Income tax expense	(26.1)	(24.6)
Consolidated net income (loss)	$23.6	$29.7

Three months ended June 30, 2022 compared to three months ended June 30, 2021

Revenues

Revenues decreased by $18.4 million, or 4.9%, to $358.1 million for the three months ended June 30, 2022 as compared to the three months ended June 30, 2021. EL segment revenues decreased by $12.3 million, or 5.0%, to $235.2 million, while GMF segment revenues decreased by $6.1 million, or 4.7%, to $122.9 million compared to the prior year period. With regards to product mix, chemistry revenues decreased by $17.1 million, or 5.3%, to $308.2 million for the three months ended June 30, 2022, while equipment revenues of $50.0 million decreased by $1.3 million, or 2.5%. Chemistry revenues for the three months ended June 30, 2022 were negatively impacted by fluctuations in palladium prices, which decreased revenues by $1.0 million compared to the three months ended June 30, 2021, and by an unfavorable exchange rate effect, which decreased revenues by $20.8 million. Excluding the impact of these items, our chemistry revenues increased by $4.7 million, or 1.5%, for the three months ended June 30, 2022 as compared to the three months ended June 30, 2021. For additional information on the key factors driving the changes in our chemistry revenues within our segments, see “ —Selected Segment Information” in this Item 2.

Cost of sales, excluding depreciation and amortization

Cost of sales, excluding depreciation and amortization, increased by $0.5 million, or 0.3%, to $186.4 million for the three months ended June 30, 2022 as compared to the three months ended June 30, 2021, which corresponded to an increase in cost of sales as a percentage of revenues from 49.4% to 52.0% for the applicable periods. This increase primarily reflected higher freight and material expenses related to global supply chain disruptions, increased inflationary levels, as well as product mix effects from higher equipment sales.

Depreciation and amortization

Depreciation and amortization decreased by $3.4 million, or 7.8%, to $40.4 million for the three months ended June 30, 2022 as compared to the three months ended June 30, 2021. This decrease is primarily attributable to lower depreciation of tangible assets and a favorable exchange rate translation.

Selling, general, and administrative expenses

SG&A expenses increased by $3.8 million, or 6.1%, to $66.9 million for the three months ended June 30, 2022 as compared to the three months ended June 30, 2021. This increase was largely attributable to salary increases, an increase in our stock option expenses, a normalization of travel expenses in some markets, and rising inflation, partly offset by efficiency gains and a favorable exchange rate translation.

Research and development expenses

R&D expenses increased by $1.2 million, or 8.7%, to $14.5 million for the three months ended June 30, 2022 as compared to the three months ended June 30, 2021, primarily attributable to increased R&D activities and inflation, partly offset by a favorable exchange rate translation.

Restructuring benefit (expense)

Restructuring benefit decreased $0.6 million, or 101.3%, to an expense of $0.0 million for the three months ended June 30, 2022 as compared to the three months ended June 30, 2021, mainly related to the release of outplacement costs in Germany.

Interest expense

Interest expense increased by $0.3 million, or 1.9%, to $14.8 million for the three months ended June 30, 2022 as compared to the three months ended June 30, 2021. This increase was primarily attributable to increased interest rates.

Other income (expense), net

Other expense decreased by $16.8 million, or 753.2%, to an income of $14.6 million for the three months ended June 30, 2022 as compared to the three months ended June 30, 2021. The income mainly resulted from a change in profit on foreign transactions of $38.5 million largely related to intercompany loans and receivables as well as a positive fair value impact of our interest rate cap of $5.9 million, partially offset by the changes in fair values of our derivatives in the amount of $29.4 million.

Income tax expense

Income tax expense increased by $1.5 million, or 5.9%, to $26.1 million for the three months ended June 30, 2022 as compared to the three months ended June 30, 2021, primarily resulting from higher withholding taxes.

Selected Segment Information

Six months ended June 30, 2022 compared to six months ended June 30, 2021

The following table presents revenues by segment and Segment Adjusted EBITDA for the six months ended June 30, 2022 and 2021:

($ in millions)	Six months ended June 30, 2022	Six months ended June 30, 2021
EL
EL Chemistry revenues	$380.1	$390.0
EL Equipment revenues	86.9	83.1
EL Segment revenues	467.1	473.1
EL Segment Adjusted EBITDA(1)	159.2	160.6
EL Segment Adjusted EBITDA margin	34.1%	33.9%
GMF
GMF Chemistry revenues	$240.3	$252.3
GMF Equipment revenues	8.8	4.3
GMF Segment revenues	249.0	256.6
GMF Segment Adjusted EBITDA(1)	48.7	67.9
GMF Segment Adjusted EBITDA margin	19.6%	26.5%

(1)	For additional information regarding Segment Adjusted EBITDA, see note 11 to the unaudited interim condensed consolidated financial statements included elsewhere in this report.

Electronics Segment Revenues

EL revenues were $467.1 million for the six months ended June 30, 2022 compared to $473.1 million for the six months ended June 30, 2021, a decrease of $6.0 million, or 1.3%. This decrease reflects lower chemistry revenues, which decreased $9.9 million, or 2.5%, partially offset by higher equipment revenues, which increased $3.9 million, or 4.7%. Chemistry revenues were unfavorably impacted by a decrease in palladium prices of $7.3 million, which we pass through to our customers, and by an unfavorable currency translation effect of $15.4 million. Excluding these items, our chemistry revenues increased by $12.7 million, or 3.3%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021, mainly reflecting our pricing activities in addressing inflationary cost pressures. Demand for EL chemistry was negatively impacted by weaker smartphone markets and by the lockdowns in China related to COVID-19, which slowed growth at advanced packaging customers.

Electronics Segment Adjusted EBITDA

EL Segment Adjusted EBITDA decreased $1.4 million, or 0.9%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. EL Segment Adjusted EBITDA margin increased from 33.9% in the six months ended June 30, 2021 to 34.1% during the six months ended June 30, 2022. This increase was primarily driven by continued fixed cost discipline, partially offset by product mix and inflationary cost pressures.

General Metal Finishing Segment Revenues

GMF revenues were $249.0 million for the six months ended June 30, 2022 compared to $256.6 million for the six months ended June 30, 2021, a decrease of $7.5 million, or 2.9%. This reflects a decrease in chemistry revenues of $12.0 million, or 4.8%, partially offset by an increase in equipment revenues of $4.5 million or 105.2%, chemistry revenues were negatively impacted by an increase in palladium prices of $0.8 million, and by unfavorable currency translation effects of $13.0 million. Excluding these items, our GMF chemistry revenues increased by $1.8 million, or 0.7%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021, and was primarily attributable to our pricing activities in addressing cost pressures offset by continued shortages in the global automotive market, compounded by supply chain and production disruptions as a result of the Ukraine/Russia conflict, and the pandemic-related lockdown in China.

General Metal Finishing Segment Adjusted EBITDA

GMF Segment Adjusted EBITDA decreased $19.2 million, or 28.3%, for the six months ended June 30, 2022 as compared to the prior year period, driven by reduced demand in our key markets due to continued supply chain shortages, the Ukraine/Russia conflict, the pandemic related lockdowns in China, and inflationary cost pressures. GMF Segment Adjusted EBITDA margin decreased from 26.5% for the six months ended June 30, 2021 to 19.6% for the six months ended June 30, 2022, mainly related to a timing delay in passing on higher product costs to our customers, as well as product mix effects from higher equipment sales.

Three months ended June 30, 2022 compared to three months ended June 30, 2021

The following table presents revenues by segment and Segment Adjusted EBITDA for the three months ended June 30, 2022 and 2021:

($ in millions)	Three months ended June 30, 2022	Three months ended June 30, 2021
EL
EL Chemistry revenues	$188.3	$197.9
EL Equipment revenues	47.0	49.7
EL Segment revenues	235.2	247.5
EL Segment Adjusted EBITDA(1)	77.9	84.9
EL Segment Adjusted EBITDA margin	33.1%	34.3%
GMF
GMF Chemistry revenues	$119.9	$127.4
GMF Equipment revenues	3.0	1.6
GMF Segment revenues	122.9	129.0
GMF Segment Adjusted EBITDA(1)	17.6	33.2
GMF Segment Adjusted EBITDA margin	14.3%	25.8%

(1)	For additional information regarding Segment Adjusted EBITDA, see note 11 to the unaudited interim condensed consolidated financial statements included elsewhere in this report.

Electronics Segment Revenues

EL revenues were $235.2 million for the three months ended June 30, 2022 compared to $247.5 million for the three months ended June 30, 2021, a decrease of $12.3 million, or 5.0%. This decrease reflects lower equipment revenues, which decreased $2.7 million, or 5.5%, while chemistry revenues decreased by $9.6 million, or 4.9%. Chemistry revenues were also unfavorably impacted by a decrease in palladium prices of $1.0 million, and by an unfavorable currency translation effect of $12.3 million. Excluding these items, our chemistry revenues increased by $3.7 million, or 1.9%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021 and was primarily attributable to high demand for our solutions for semiconductor package substrate production and our pricing efforts, partially offset by lower smartphone business and by COVID-19-related lockdowns in China.

Electronics Segment Adjusted EBITDA

EL Segment Adjusted EBITDA decreased by $7.0 million, or 8.3%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021, driven by lower volumes and unfavorable currency exchange rates. EL Segment Adjusted EBITDA margin decreased from 34.3% in the three months ended June 30, 2021 to 33.1% during the three months ended June 30, 2022. This decrease was primarily related to a timing delay in passing on higher product costs to our customers.

General Metal Finishing Segment Revenues

GMF revenues were $122.9 million for the three months ended June 30, 2022 compared to $129.0 million for the three months ended June 30, 2021, a decrease of $6.1 million, or 4.7%. This reflects a decrease in our chemistry revenues of $7.5 million, or 5.9%, partially offset by an increase in equipment revenues of $1.4 million or 87.2%. Chemistry revenues were positively impacted by a slightly increase in palladium prices of $0.0 million, and by an unfavorable currency translation effect of $8.6 million. Excluding these items, our GMF chemistry revenues increased by $1.0 million, or 0.9%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021.

General Metal Finishing Segment Adjusted EBITDA

GMF Segment Adjusted EBITDA decreased by $15.7 million, or 47.2%, for the three months ended June 30, 2022 as compared to the prior year period, mainly driven by reduced volumes resulting from supply chain disruptions and chip shortage in the automobile sector. GMF Segment Adjusted EBITDA margin decreased from 25.8% for the three months ended June 30, 2021 to 14.3% for the three months ended June 30, 2022 mainly referring to lower sales volume, a timing delay in passing higher product costs to our customers, as well as product mix effects from higher equipment sales.

Non-IFRS Measures

To supplement our financial information presented in accordance with International Financial Reporting Standards (“IFRS”), we use the following additional non-IFRS financial measures to clarify and enhance our understanding of past performance: EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin. We believe that the presentation of these financial measures enhances an investor’s understanding of our financial performance and allows investors to better assess our operating performance from period-to-period by excluding certain items that we believe are not representative of our core business and including certain items that reflect current and future operating performance. We use certain of these financial measures for business planning purposes and for measuring our performance relative to that of our competitors. We utilize Adjusted EBITDA as the primary measure of consolidated financial performance.

EBITDA consists of consolidated net income (loss) before interest expense, net, income taxes, and depreciation and amortization. Adjusted EBITDA consists of EBITDA adjusted for (i) non-operating income or expense and (ii) the impact of certain non-cash or other items that are included in net income and EBITDA that we do not consider indicative of our ongoing operating performance.

We believe these financial measures are commonly used by investors to evaluate our performance and that of our competitors. However, our use of the terms EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin may vary from that of others in our industry. These financial measures should not be considered as alternatives to operating profit, operating profit margin, consolidated net income (loss), earnings per share, or any other performance measures derived in accordance with IFRS as measures of operating performance.

EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin have important limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS. Some of these limitations are that EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin:

•	do not reflect the significant interest expense on our debt, including the old senior secured credit facilities, the Opco Notes, the Holdco Notes and the Senior Secured Credit Facilities;

•	eliminate the impact of income taxes on our results of operations;

•

exclude depreciation and amortization, which are non-cash charges, and assets being depreciated and amortized will often have to be replaced in the future, and EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin do not reflect any expenditures for such replacements; and

•	may be calculated differently by other companies, which limits their usefulness as comparative measures.

We compensate for these limitations by using EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin along with other comparative tools, together with IFRS measurements, to assist in the evaluation of operating performance. Such IFRS measurements include operating profit, operating profit margin, net income (loss), earnings per share, and other performance measures.

In evaluating these financial measures, you should be aware that in the future we may incur expenses similar to those eliminated in this presentation. Our presentation of EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin should also not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

The following table reconciles consolidated net income (loss) to EBITDA and Adjusted EBITDA for the periods presented:

($ in millions)	Six months ended June 30, 2022	Three months ended June 30, 2022	Six months ended June 30, 2021	Three months ended June 30, 2021
Consolidated net income (loss)	$71.4	$23.6	$(41.9)	$29.7
Interest expense, net	7.0	8.2	72.9	14.2
Income taxes	45.6	26.1	34.5	24.6
Depreciation and amortization (excluding impairment charges)	82.6	40.2	89.2	44.1

EBITDA	206.7	98.1	154.7	112.6
Non-cash adjustments(a)	33.1	29.8	78.0	(1.4)
Foreign exchange loss, net(b)	(34.0)	(33.2)	(11.0)	5.3
Restructuring(c)	(0.1)	0.0	(0.5)	(0.6)
Transaction related costs(d)	1.2	0.3	6.0	1.5
Management fee(e)	1.0	0.5	0.9	0.5
COVID-19 Adjustment(f)	—	—	0.4	0.3

Adjusted EBITDA	$207.9	$95.4	$228.4	$118.1

(a)

Eliminates the impact of (1) share-based compensation expenses, (2) losses on the sale of fixed assets, (3) impairment charges and (4) mark-to-market adjustments related to our foreign currency derivatives entered into in connection with certain redenomination transactions not linked to underlying individual transactions as well as the de-recognition of bifurcated embedded derivatives related to certain redemption features of the Opco Notes and Holdco Notes, (5) valuation adjustments from the revaluation of the earn-out liability initially recognized in 2019, and (6) the gain or loss on the net monetary position recognized in connection with hyperinflation accounting . The dollar value of these non-cash adjustments for each period presented above is set forth below:

($ in millions)	Six months ended June 30, 2022	Three months ended June 30, 2022	Six months ended June 30, 2021	Three months ended June 30, 2021
Share-based compensation	$7.3	$4.1	$1.9	$1.7
Losses on the sale of fixed assets	0.0	0.0	0.6	0.4
Impairment charges	0.4	0.3	(0.8)	(0.3)
Mark-to-market adjustments	25.5	26.1	77.7	(3.3)
Hyperinflation accounting	(0.7)	(0.7)	—	—
Valuation adjustment	0.6	0.0	(1.5)	—

Non-cash adjustments	$33.1	$29.8	$78.0	$(1.4)

(b)	Eliminates net foreign currency transactional gains and losses.
(c)	Eliminates charges resulting from restructuring activities principally from the Group’s cost reduction efforts.
(d)

Reflects an adjustment to eliminate (1) IPO-related costs linked to the existing equity, and (2) professional fees paid to third-party advisors in connection with the implementation of strategic initiatives.

(e)

Reflects an adjustment to eliminate fees paid to Carlyle. For a description of the consulting agreement with Carlyle, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2021.

(f)	Eliminates charges in connection with masks, sanitizers, and other COVID-19 related expenses at certain plant and office locations.

B. Liquidity and Capital Resources

Our liquidity requirements are principally related to funding our operating expenses, making interest payments under our indebtedness, meeting working capital requirements, and funding capital expenditures. Our capital expenditures during the six months ended June 30, 2022 and 2021 were $18.8 million and $22.1 million, respectively.

We anticipate that the cash flows from operations, cash on hand, and availability under the Revolving Credit Facility, and our local lines of credit will be sufficient to fund our liquidity requirements. We may also pursue strategic acquisition opportunities, which may impact our future cash requirements and require additional issuances or incurrences of debt. From time to time, we may establish new local lines of credit or utilize existing local lines of credit. We will manage our global cash balances by utilizing available cash management strategies, which may include intercompany agreements, permitted dividends, and hedging. However, our ability to fund our liquidity requirements will depend on our ability to generate and access cash in the future. This is subject to general economic, financial, contractual, competitive, legislative, regulatory, and other factors, some of which are beyond our control, as well as the factors described in Item 3.D. “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 and in our other filings with the SEC, including our ability to access cash generated in China as described in Item 3.D. “Risk Factors—Risks Related to our Business—The Chinese government’s control of currency conversion and expatriation of funds may affect our liquidity” in our Annual Report on Form 20-F for the year ended December 31, 2021.

We or our affiliates, may from time to time seek to purchase, repurchase, redeem or otherwise retire our loans through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions, tender offers or otherwise. Such purchases, repurchases, redemptions, exchanges or retirements, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved may be material.

Historical Cash Flows

The following table summarizes our primary sources and uses of cash for the periods indicated:

($ in millions)	Six months ended June 30, 2022	Six months ended June 30, 2021
Net cash provided by (used in):
Operating activities	$46.0	$36.8
Investing activities	$(18.6)	$(18.8)
Financing activities	$(17.8)	$(81.3)

Six months ended June 30, 2022 compared to six months ended June 30, 2021

Operating activities

Net cash provided by operating activities was $46.0 million for the six months ended June 30, 2022 compared to $36.8 million for the six months ended June 30, 2021, an increase of $9.2 million. This increase is primarily the result of the decrease in interest and taxes paid for the six months ended June 30, 2022.

Investing activities

Net cash used in investing activities was $18.6 million for the six months ended June 30, 2022 compared to $18.8 million for the six months ended June 30, 2021, a decrease of $0.2 million, primarily attributable to the decrease in capital expenditure for the six months ended June 30, 2022, partially offset by proceeds from disposals recognized during the six months ended June 30, 2021.

Financing activities

Net cash used in financing activities was $17.8 million for the six months ended June 30, 2022 compared to net cash used by financing activities of $81.3 million for the six months ended June 30, 2021, a decrease of $63.6 million. This change was primarily due to the issuance of common shares in connection with our IPO, the repayment of our old term loan facilities, and the issuance of new borrowings as part of the Refinancing.

Debt Agreements

Our liquidity requirements are significantly impacted by the cash expense associated with servicing our indebtedness. As of June 30, 2022, our aggregate principal amount of indebtedness outstanding was $1,544.6 million (including $0.4 million of local lines of credit and excluding short term and long term deferred financing costs of $17.0 million and $55.1 million of lease liabilities). The following table details our borrowings outstanding as of June 30, 2022 and the associated interest expense, including amortization of debt issuance costs and debt discounts, and average effective interest rates for such borrowings for the six months ended June 30, 2022:

($ in millions)	Principal balance as of June 30, 2022	Average interest rate, for the six months ended June 30, 2022	Interest expense for the six months ended June 30, 2022
USD Term Loan Facility	$1,336.5	3.07%	$22.4
EUR Term Loan Facility(1)	$207.7	2.59%	$2.9

(1)	Reflects currency exchange rate in effect at period end.

Senior Secured Credit Facilities

Following the Refinancing, our Senior Secured Credit Facilities consist of our USD Term Loan Facility, our EUR Term Loan Facility, and our Revolving Credit Facility. Our Revolving Credit Facility provides revolving loans and letters of credit pursuant to commitments in an aggregate principal amount of $250.0 million, with borrowing capacity of $237.5 million as of June 30, 2022, after giving effect to $12.5 million of ancillary facilities for local lines of credit and guarantee obligations.

The Revolving Credit Facility matures in March 2026 and the Term Loan Facilities mature in March 2028. The USD Term Loan Facility amortizes in quarterly installments of 0.25% starting with the fiscal quarter ending September 30, 2021 until maturity, whereby the final installment of the USD Term Loan Facility will be paid on the maturity date in an amount equal to the aggregate unpaid principal amount. The EUR Term Loan Facility does not amortize and will be paid in full on the maturity date.

Borrowings under the USD Term Loan Facility (the “USD Term Loans”) bear interest at a rate equal to, at our option, either: 1.50% plus a base rate determined by reference to the higher of the prime lending rate quoted by the administrative agent, the LIBOR rate for an interest period of one month plus 1.00% and the federal funds rate plus 0.50%; or 2.50% plus a LIBOR rate on deposits in U.S. dollars for one-, two-, three- or six-month periods (or twelve-month or shorter periods if, at the time of the borrowing, available from all relevant lenders). The LIBOR rate USD Term Loans (as defined in the Credit Agreement) are subject to a 0.50% floor and the base rate USD Term Loans are subject to a 0.00% floor.

Borrowings under the EUR Term Loan Facility (the “EUR Term Loans”) bear interest at a rate equal to, at our option, either: 1.75% plus a base rate determined by reference to the higher of the prime lending rate quoted by the administrative agent, the EURIBOR rate for an interest period of one month plus 1.00% and the federal funds rate plus 0.50%; or 2.75% plus a EURIBOR rate on deposits in U.S. dollars for one-, two-, three- or six-month periods (or twelve-month or shorter periods if, at the time of the borrowing, available from all relevant lenders). The EURIBOR rate is subject to a 0.00% floor and the base rate is subject to a 0.00% floor. When the first lien net leverage ratio is equal to or less than 3.40x, the applicable margin on the EUR Term Loan may be reduced to 1.50% for base rate loans and 2.50% for EURIBOR rate loans.

When the first lien net leverage ratio is above 3.40x, the applicable margin on the Revolving Credit Facility is 1.00% for base rate loans and 2.00% for LIBOR rate loans. When the first lien net leverage ratio is equal to or less than 3.40x and above 2.90x, the applicable margin on the Revolving Credit Facility is 0.75% for base rate loans and 1.75% for LIBOR rate loans. When the first lien net leverage ratio is equal to or less than 2.90x and above 2.40x, the applicable margin on the Revolving Credit Facility is 0.50% for base rate loans and 1.50% for LIBOR rate loans. When the first lien net leverage ratio is equal to or less than 2.40x and above 1.90x, the applicable margin on the Revolving Credit Facility is 0.50% for base rate loans and 1.25% for LIBOR rate loans. When the first lien net leverage ratio is equal to or below 1.90x, the applicable margin on the Revolving Credit Facility is 0.50% for base rate loans and 1.00% for LIBOR rate loans. As of the date hereof, the applicable margin for the Revolving Credit Facility is 1.00% for base rate loans and 2.00% for LIBOR rate loans. The LIBOR rate borrowings under the Revolving Credit Facility are subject to a 0.00% floor and the base rate borrowings under the Revolving Credit Facility are also subject to a 0.00% floor. We will also pay the lenders a commitment fee on the unused commitments under the Revolving Credit Facility, which will be payable quarterly in arrears. The commitment fee is subject to change depending on our first lien net leverage ratio. As of June 30, 2022, the commitment fee is 0.25%.

Letters of credit issued under our Revolving Credit Facility are subject to a $75.0 million sublimit. We may use future borrowings under our Revolving Credit Facility to fund working capital and for other general corporate purposes, including permitted acquisitions and other investments. Our ability to draw under our Revolving Credit Facility or issue letters of credit thereunder will be conditioned upon, among other things (including the covenants governing our other indebtedness), delivery of required notices, accuracy of the representations and warranties contained in the Credit Agreement and the absence of any default or event of default under our Senior Secured Credit Facilities, subject to certain exceptions.

Local Lines of Credit

We may have, from time to time, lines of credit in different jurisdictions. As of June 30, 2022 we had INR 30.0 million ($0.4 million) outstanding under the local line of credit in India, which in total represents our current bank debt.

C. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements entered into in the ordinary course of business.

D. Critical Accounting Policies and Estimates

Critical accounting policies are those that are most important to the portrayal of our financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments, assumptions and estimates about matters that are inherently uncertain or where judgments, assumptions and estimates are significant. Our management bases its estimates on historical experience and other assumptions that it believes are reasonable based upon information available to us at the time that these judgments, assumptions and estimates are made. We continually evaluate our judgments, estimates and assumptions. Our actual results may differ from the judgments, assumptions and estimates made by our management. To the extent that there are material differences between these judgments, assumptions and estimates (on the one hand) and actual results (on the other hand), our future financial statement presentation, financial condition, results of operation and cash flows may be affected.

We have prepared our audited consolidated financial statements in accordance with IFRS as issued by the IASB and interpretations issued by the Standing Interpretations Committee. The audited consolidated financial statements are presented in U.S. dollars.

In order to provide an understanding regarding the manner in which our management forms its judgments about future events, including the variables underlying our judgments, estimates and assumptions, we summarize our significant accounting policies in Note 2 to our unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2022.

There have been no material changes to our significant accounting policies and estimates as compared to the ones described in our Annual Report on Form 20-F for the year ended December 31, 2021.

Item 3. Quantitative and Qualitative Disclosure about Market Risk

Our business and financial results are affected by fluctuations in world financial markets, including interest rates and foreign currency exchange rates. We may in the future utilize derivative financial instruments (including LIBOR swap or cap arrangements), among other methods, to hedge some of these exposures. We do not use derivative financial instruments for speculative or trading purposes.

Interest Rate Risk

We are subject to the risk that the fair value of future cash flows will fluctuate as a result of changes in prevailing market conditions. As of June 30, 2022, our aggregate principal amount of indebtedness outstanding was $1,544.6 million (including $0.4 million of local lines of credit and excluding short term and long term deferred financing costs of $17.0 million and $55.1 million of lease liabilities), of which none bore interest at a fixed rate. In connection with the Redemptions, on February 10, 2021, we incurred $100.0 million of indebtedness under our old revolving credit facility, which was refinanced in connection with the Refinancing.

Additionally, we may, from time to time, engage in interest rate hedging transactions to manage our interest rate exposure. For example, on March 27, 2021, we entered into an interest rate cap derivative instrument to manage exposure related to the movement in interest rates. The derivative was entered into with the intention of reducing the risk associated with the variable interest rates on our indebtedness. We do not use derivative financial instruments for speculative trading purposes.

An increase in interest rates of 100 basis points would result in additional interest expense in the amount of $3.9 million per quarter.

Foreign Currency Exchange Rate Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates relative to the U.S. dollar, the currency in which we prepare our financial statements. This is because when we generate revenues and cash flows in a currency other than the U.S. dollar, these amounts must be translated into U.S. dollars for purposes of preparing our financial statements. Accordingly, our reported financial results will generally benefit when the U.S. dollar is weak relative to other currencies and will generally be adversely affected when the U.S. dollar is strong relative to other currencies. Because the majority of our non-U.S. dollar revenues are denominated in Euros and RMB, we are particularly impacted by changes in the price of these currencies relative to the U.S. dollar. For the six months ended June 30, 2022, approximately 20%, 35%, and 39% of our revenues were denominated in Euros, RMB and other non-U.S. dollar currencies, respectively.

In addition to this translational risk, we are subject to foreign currency transaction risk when we or any of our subsidiaries enter into transactions denominated in currencies other than the functional currency of the applicable entity. Specifically, we and our subsidiaries face the risk of adverse movements in the price of the applicable foreign currency relative to the applicable functional currency between the time a transaction is originally entered into and the time that it is settled.

To mitigate our foreign currency translational risk, we may from time to time engage in translation exposure hedging. To mitigate our foreign transaction risk, we generally try to have our subsidiaries transact in their respective functional currencies and may from time to time enter into hedging arrangements. However, we do not manage our foreign currency exposure in a manner that eliminates all the effects of changes in foreign currency exchange rates on our revenues, cash flows, or the fair values of our assets and liabilities and as a result, changes in foreign currency exchanges rates may adversely affect us.

Commodity Price Risk

We currently have effective contractual arrangements with nearly all of our customers for passing through changes in the cost of palladium to them. Should these arrangements no longer be in place or effective in the future, we may need to hedge these costs and our results could be adversely affected.

Item 4. Certain Relationships and Related Party Transactions

There have been no material changes to our related party transaction or related policies as compared to those described in Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2021.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

We are from time to time subject to various claims, lawsuits and other legal proceedings. Some of these claims, lawsuits and other legal proceedings involve highly complex issues and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. We recognize provisions for claims or pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management’s estimates prove incorrect, current reserves could be inadequate and we could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth, and cash flows.

Item 1A. Risk Factors

Part I, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 includes a discussion of our risk factors. There have been no material changes to our risk factors since those reported in our Annual Report on Form 20-F for the year ended December 31, 2021.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 5. Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atotech Limited

By:	/s/ Peter Frauenknecht
Name:	Peter Frauenknecht
Title:	Chief Financial Officer

Date: August 9, 2022

***